111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

September 17, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Mail Stop 4561

RE:	LDR Holding Corporation
Registration Statement on Form S-1
Amendment No. 1 filed on August 29, 2013
File No. 333-190829

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, LDR Holding Corporation (the “Company”), in response to certain comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 13, 2013 (the “Staff Letter”) relating to the above-referenced registration statement (the “Registration Statement”) and telephone conversations with the Staff regarding the Comments.

For the convenience of the Staff, we have reproduced the Comments in italicized, bold type and followed each Comment with the Company’s response.

3.	We note you statement in the spillover paragraph at the top of page 2 that you will be first-to-market. However, you also state that no market for your products currently exists. Given your disclosure that it will take time to develop a market, please tell us whether you are aware of any similar products in your competitor’s product pipelines that may be expected to hit the market in the future to compete with your new products.

Response:	The Company respectfully advises the Staff that, to its knowledge, only one competitive two-level cervical disc replacement device is currently in development. Medtronic Prestige LP (“Prestige”), a Medtronics Spine product, is the only device, other than the Company’s Mobi-C cervical disc replacement product, to have completed patient enrollment of a two-level investigational device exemption study (the “IDE Study”). Since completing patient enrollment of the IDE Study, Medtronic Spine has not made any public announcement on Prestige’s status. Accordingly, the Company has no knowledge of, nor can it predict, if or when Medtronic Spine will offer Prestige for sale in the U.S. cervical disc replacement market.

Austin Beijing Dallas Houston London New York Research Triangle Park The Woodlands Washington, DC

Securities and Exchange Commission

Re: LDR Holding Corporation

September 17, 2013

The Offering, page 9

5.	We note your new disclosure regarding the use of $17.5 million in net proceeds to satisfy obligations to the holders of your Series C preferred stock. Please clarify the reasons for this payment and the nature of the “obligations” as it appears that upon a public offering this conversion is automatic as described on page F-21.

Response:

The Company respectfully advises the Staff that the Company’s Preferred Stock is automatically convertible only upon (i) a firm commitment underwritten public offering by a nationally recognized underwriter pursuant to an effective registration statement under the Securities Act of 1933, as amended, with aggregate gross proceeds to the Company and the selling stockholders therein of at least $50 million at a per share price not less than $23.625[1] per share, or (ii) the date specified by the written consent or agreement of (x) the holders of at least 66 2/3% of the then outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class on an as-converted basis and (y) the holders of at least 66 2/3% of the then outstanding shares of Series C Preferred Stock. The underwriters have advised the Company that the expected price range for this offering will be below the per share price specified in clause (i) above, so this offering is likely not to result in an automatic conversion of the Company’s Preferred Stock to Common Stock unless the Company receives the consents required pursuant to clause (ii) above.

Based upon the offering price indicated by the underwriters, certain holders of the Company’s Series C Preferred Stock indicated that they would not be willing to deliver the consent required in order to effect an automatic conversion of the Company’s Preferred Stock to Common Stock in connection with the offering. In order to induce the holders of the Series C Preferred Stock, who also collectively hold more than 66 2/3% of the Series A Preferred Stock and Series B Preferred Stock, to vote their shares of Preferred Stock in favor of converting all shares of the Company’s Preferred Stock into shares of the Company’s Common Stock in connection with the offering, the Company and the holders of Series C Preferred Stock entered into a Voting Agreement (the “Voting Agreement”). The Voting Agreement, as subsequently amended and restated (a copy of which is being supplementally provided to the Staff and will be filed as Exhibit 4.11 to the Registration Statement), provides for an aggregate cash payment of approximately $17.6 million to be paid within 15 days following the consummation of the initial public offering to the holders of the Series C Preferred Stock in the event that the Company requests that such holders vote their shares in favor of the conversion of the Company’s Preferred Stock to Common Stock in connection with the offering. The payment will be allocated to the holders of the Series C Preferred Stock on a pro rata basis based on their ownership of Series C Preferred Stock.

[1]	This number has been adjusted to reflected a contemplated 6.75 for 1 reverse stock split that the Company intends to effect prior to the consummation of the offering.

Securities and Exchange Commission

Re: LDR Holding Corporation

September 17, 2013

In order to clarify the disclosure in the Registration Statement with respect to the Voting Agreement, the Company is supplementally providing the Staff with revised disclosure on pages 9 and 157 of the Registration Statement with respect to the Voting Agreement.

In addition, as discussed with the Staff, certain holders of Series C Preferred Stock have indicated to the Company that they may be interested in purchasing shares of the Company’s Common Stock in the initial public offering. This indication of interest is separate from the payment to be made pursuant to the Voting Agreement, although the holders of Series C Preferred Stock that have indicated such an interest are also some of the recipients of the payment to be made pursuant to the Voting Agreement. The Company intends to include disclosure regarding the potential participation by these stockholders in the initial public offering, including the maximum amount that such stockholders may invest in the initial public offering, in the Registration Statement.

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Please refer any questions to the undersigned at (512) 320-9266.

Respectfully submitted,

Andrews Kurth LLP

/s/ Ted Gilman
Ted Gilman